[Haynes and Boone, LLP Letterhead]
October 19, 2007
Via Facsimile
and Via EDGAR
Mr. Daniel Morris
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Trinity Industries, Inc.
Definitive 14A
Filed April 5, 2007
File No. 001-06903
Dear Mr. Morris:
On behalf of Trinity Industries, Inc. (the “Company”), we are submitting the Company’s responses to the comments regarding the Company’s definitive proxy statement set forth in the letter from the Securities and Exchange Commission (“SEC”) dated August 21, 2007.
The staff’s comments are set forth below, and the Company’s responses are set forth after the staff’s comments.
Human Resources Committee, page 5
1.	SEC Comment: You disclose that you may retain multiple compensation consultants. Please revise to more fully address the nature and scope of their respective assignments, including their roles in determining and recommending compensation, and any other material elements of the consultants’ functions.

Response: In all future applicable filings, the Company will fully address the nature and role of the compensation consultants, including their specific roles in determining and recommending compensation and other material elements of their functions.
Design of our Compensation Program, page 13
2.	SEC Comment: You have identified the twenty-five industry group peers that you have relied upon for benchmarking purposes. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Mr. Daniel Morris
October 19, 2007

Response: The Company uses the same peer group for each of the different elements of compensation (specifically, base salary, annual incentive, long term incentive, and total compensation) for the Named Executive Officers. In all future applicable filings, the Company will identify any changes to its peer group companies that are used as competitive benchmark data for each of the different elements of compensation for the Named Executive Officers.

3.	SEC Comment: Please disclose, for each element of compensation and each named executive officer, where actual payments fall within applicable targeted parameters. To the extent actual compensation was outside a targeted percentile range please fully explain why. For instance, please provide additional disclosure as to why Mr. Stiles and Mr. Menzies received base salaries outside of the specified range.

Response:

Base Salary

As disclosed on page 14 of the 2007 proxy statement, for 2006: “In setting base salaries, the HR Committee considers a variety of factors including when available a market range — 25th through 75th percentile — of salaries of senior executives with similar positions and similar responsibilities at comparable companies as reflected in a survey provided by an independent consultant.”

2006 Base Salaries — As disclosed on page 14 of the 2007 proxy statement, for 2006, “The base salary of each of the Named Executive Officers is within the compensation range established for each position, except for Mr. Stiles due to the difficulty associated with obtaining survey data that fully reflected the complexity of the businesses that he oversees.” The survey data comes from the peer group only. The reason for the increase in the base salary of Mr. Menzies was disclosed on page 14 of the 2007 proxy statement as follows: “The base salary of Mr. Menzies was increased as of May 15, 2006 to compensate Mr. Menzies for his promotion to Group President of Trinity’s rail businesses.” Since Mr. Menzies’s promotion was in mid-year, an updated competitive market study was not performed at the time of the raise and instead, Mr. Menzies’s salary was set at a level comparable to our other Group President, Mr. Stiles. Prior to Mr. Menzies’s mid-year promotion and corresponding salary raise, his base salary was within the compensation range established for his position.

2007 Base Salaries — The Company also disclosed on page 14 of the 2007 proxy statement that the base salary of each of the named executive officers is within the compensation range established for each position, except for Mr. Graham; his 2007

Mr. Daniel Morris
October 19, 2007

base salary was set above the market range as a result of additional administrative responsibilities and “due to significant growth we have experienced in the business that he leads.”

Incentive Compensation

Our compensation program provides for performance-based incentive compensation that is comprised of (1) annual incentive compensation and (2) long term incentive compensation. Both elements of incentive compensation are based on the performance of the Company and, while the potential payouts are benchmarked against those of peer companies, the actual amounts earned and paid pursuant to the incentive components are determined by the results achieved by the Company.

Annual Incentive Compensation

As disclosed on page 15 of the 2007 proxy statement, “The annual incentives for 2006 for the named executive officers were tied to financial performance goals set by the HR Committee at the beginning of the year.” Those incentives provided for a potential payout of up to 246% of the CEO’s base salary and 166% of the base salary for each of the other named executive officers if the Company achieved the highest levels of performance set by the HR Committee in January 2006. These financial performance goals were $2.19 diluted earnings per share, a 94% improvement in diluted earnings per share compared with 2005 and return on capital employed of 22.9% for the manufacturing businesses. Actual Company financial results for 2006 were $2.90 diluted earnings per share (a 157% improvement over 2005) and return on capital employed of 31.3% for the manufacturing businesses. As noted on page 15 of the 2007 proxy statement, “For 2006, the maximum annual incentive compensation payout including EPIP (“Exceptional Performance Incentive Program”) was 246% of the CEO’s base salary as established by the Board and 166% of base salary for each of the other Named Executive Officers as established by the Human Resources Committee.” Because the 2006 annual incentive compensation was paid at the maximum amount for each of the Named Executives Officers, the actual paid annual incentives were above the 75th percentile benchmark of the compensation peer group.

Long Term Incentive Compensation

For each of the Named Executive Officers, 2006 long term incentive compensation awards granted in 2006 were paid below the 75th percentile benchmark of the compensation peer group. As disclosed on page 17 of the 2007 proxy statement: “After a review of the named executive officers’ contribution to long-term value of the Company and the financial performance of the Company for the prior year [2005],

Mr. Daniel Morris
October 19, 2007

the HR Committee awarded 60% of each of the Named Executive Officers’ long-term incentive compensation target as performance-based restricted stock.”

Total Compensation

As disclosed on page 12 of the 2007 proxy statement, “The HR Committee generally strives for compensation for the named executive officers to be between the 50th and 75th percentile of compensation paid to executives in similar positions with companies comprising a compensation peer group.” For Messrs. Wallace, McWhirter and Graham, total compensation—base salary, actual paid annual incentive and long term incentive compensation award value—for 2006 was paid at or near the 75th percentile benchmark of the compensation peer group. For Mr. Stiles and Mr. Menzies, total compensation was less than 10 percent above the 75th percentile benchmark of the compensation peer group, and this difference was primarily due to the above-market base salaries that were established for each (see discussion above under 2006 Base Salaries) as well as the annual incentive payments which were above the 75th percentile due to the Company’s achievement of the financial performance targeted goals established by the HR Committee (see discussion above under Annual Incentive Compensation).

The Company proposes to provide similar disclosure in all future applicable filings.

Elements of Compensation, page 14

4.	SEC Comment: Please expand your analysis of the elements and levels of compensation paid to the Named Executive Officers. Throughout your Compensation Discussion and Analysis, and as to each compensation element, explain how you arrived at and why you paid each particular level and form of compensation for 2006. Please revise your Compensation Discussion and Analysis to explain the specific factors considered by the committee in ultimately approving particular pieces of each named executive officer’s compensation package and describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.

Response: In all future applicable filings, the Company proposes to set forth for each Named Executive Officer the individual factors that the Human Resources Committee, and the Board of Directors with respect to Mr. Wallace, considered in and the rationale for paying the base salary, executive perquisites, annual incentive compensation and long term incentive compensation.

Mr. Daniel Morris
October 19, 2007

5.	SEC Comment: Please provide a more detailed discussion of your annual and long-term incentive programs. Your current discussion is somewhat brief and does not provide a full explanation and analysis of the operation of your programs.

Response: In all future applicable filings, the Company will provide a more detailed discussion of the process and analysis used to establish the measurements for threshold, target, and maximum payouts for each of the Named Executive Officers under the annual incentive and long term incentive program. See the responses to comments numbers 6 and 7 below regarding additional information on the annual and long-term incentive programs that is proposed to be included in all future applicable filings.

6.	SEC Comment: You have not provided quantitative disclosure of the terms of the necessary targets to be achieved in order for your executive officers to earn annual and long-term incentive compensation. With respect to the annual incentive compensation program, you discuss your earnings per share targets but do not disclose other applicable targets in your compensation programs, such as return on capital employed and business unit metrics. Similarly, with respect to your long-term incentive targets, you have not provided precise target percentages. Please clearly explain how your incentive awards are specifically structured around company performance goals. Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v). To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the Named Executive Officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. Please provide insight into factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

Response: For awards to be made in 2008, all of the Named Executive Officers will be eligible for both annual incentive compensation and long term incentive compensation.

Mr. Daniel Morris
October 19, 2007

Annual Incentive Compensation

For all the Named Executive Officers except Mr. Graham, the 2007 annual incentive compensation which is eligible for payment in March/April of 2008 will be based on the Company’s 2007 fully diluted earnings per share. With respect to Mr. Graham, who has a maximum annual incentive compensation of $721,050, up to 80% of his 2007 annual incentive compensation which is eligible for payment in March/April of 2008 will be based on the Company’s 2007 fully diluted earnings per share and the 2007 Freightcar business unit operating profit; up to 20% of Mr. Graham’s 2007 annual incentive compensation which is eligible for payment in March/April 2008 will be based on certain other operational and performance metrics specifically relating to areas under Mr. Graham’s direct control which are not material to the calculation of his total compensation or his annual incentive. The actual amount of annual incentive compensation for Mr. Graham is based on the separate results of each element such that the actual incentive compensation paid may be different from the threshold, target, maximum and Exceptional Performance Incentive Plan levels, as applicable. The 2007 annual incentive compensation threshold, target, maximum and Exceptional Performance Incentive Program requirements for the Company’s fully diluted earnings per share for all Named Executive Officers and the threshold, target and maximum operations requirements for Mr. Graham were set by the Human Resources Committee except for Mr. Wallace for whom the Board of Directors set the requirements to provide an incentive to the Named Executive Officers to provide specified improvement in the Company’s 2007 fully diluted earnings per share as compared to 2006 and, with regard to Mr. Graham, to provide specified improvement in the 2007 operations results as compared to 2006. If the calculation of the annual incentive exceeds the Exceptional Performance Incentive Plan amount, the amount paid to the Named Executive Officer for the Company’s fully diluted earnings per share results is capped at the Exceptional Performance Incentive Plan level.

The Company notes that the performance targets set forth below are part of the Company’s internal incentive program and do not correspond to any financial guidance that the Company has provided to the investment community for 2007 and should not be considered as statements of the Company’s expectations or estimates. The tables below contain the threshold, target, maximum and Exceptional Performance Incentive Program requirements for the Company’s fully diluted earnings per share for 2007 for all Named Executive Officers and, also for Mr. Graham, the Freightcar business unit operating profit requirements for 2007:

Mr. Daniel Morris
October 19, 2007

2007 Annual Incentive Performance Measurements

	Base Salary	Threshold	Target	Maximum	Maximum with EPIP
Financial Measurement: Corporate EPS		$2.85	$3.13	$3.40	$3.73
Improvement from 2006 EPS		5%	15%	25%	37%

Timothy R. Wallace	$950,000	$427,500	$855,000	$1,710,000	$2,280,000
% of Base Salary Earned at each level		45%	90%	180%	240%

William A. McWhirter	$425,000	$127,500	$255,000	$510,000	$765,000
% of Base Salary Earned at each level		30%	60%	120%	180%

Mark W. Stiles	$520,000	$156,000	$312,000	$624,000	$936,000
% of Base Salary Earned at each level		30%	60%	120%	180%

D. Stephen Menzies	$520,000	$156,000	$312,000	$624,000	$936,000
% of Base Salary Earned at each level		30%	60%	120%	180%

	Base Salary	Threshold	Target	Maximum	Maximum with EPIP
Martin Graham	$437,000

Financial Measurement: Corporate EPS		$2.85	$3.13	$3.40	$3.73
40% of Base Salary contingent on Corporate EPS	$174,800	$52,440	$104,880	$183,540	$445,740
% of Base Salary Earned at each level		30%	60%	105%

Financial Measurement: Freightcar Operating Profit (“OP”) (in thousands)		$125.0	$137.0	$150.0	NA
40% of Base Salary contingent on Freightcar OP	$174,800	$52,440	$104,880	$183,540	NA
% of Base Salary Earned at each level		30%	60%	105%	NA
Long Term Incentive Compensation

For all the Named Executive Officers, the long-term performance based grants are historically determined at the Human Resources Committee meeting immediately following the Annual Meeting of Stockholders. On May 7, 2007, the Human Resources Committee made the long-term performance based grants based on the Company’s 2006 fully diluted earnings per share and the Company’s 2006 return on equity. Therefore, the grants made on May 7, 2007 were not disclosed in the 2007 proxy statement but will be disclosed in the 2008 proxy statement. For all the Named Executive Officers, the 2008 long-term performance based grants eligible to be made in May 2008 will be based on the Company’s cumulative 2006 and 2007 fully diluted earnings per share and the Company’s cumulative 2006 and 2007 return on equity. For all the Named Executive Officers, the 2009 long-term performance based grants eligible to be made in May 2009 will be based on the Company’s cumulative 2006, 2007 and 2008 fully diluted earnings per share and the Company’s cumulative 2006, 2007 and 2008 return on equity. For all the Named Executive Officers, the 2010 long-term performance based grants eligible to be made in May 2010 will be based on the Company’s cumulative 2007, 2008 and 2009 fully diluted earnings per share and

Mr. Daniel Morris
October 19, 2007

the Company’s cumulative 2007, 2008 and 2009 return on equity. The long-term performance based grant requirements are set by the Human Resources Committee, with the Board of Directors setting the requirements for Mr. Wallace, based on the strategic plan approved by the Board of Directors in order to provide incentive to the Named Executive Officers to implement the strategic plan over the applicable measurement periods.

The Company notes that the performance targets are part of the Company’s incentive program and do not correspond to any financial guidance that the Company has provided to the investment community for 2007 or that the Company will provide for future years and should not be considered as statements of the Company’s expectations or estimates. The table below contains the threshold and target requirements for the Company’s cumulative fully diluted earnings per share and the Company’s cumulative return on equity for the specified measurement periods:

Performance Based Long Term Incentive	Measurement Period	Threshold	Target
Earnings Per Share
Performance Based Grant To Be Awarded in May 2007	Fiscal Year 2006	$1.18	$1.69
Performance Based Grant To Be Awarded in May 2008	Total of 2006 & 2007	$2.67	$3.82
Performance Based Grant To Be Awarded in May 2009	Total of 2006, 2007 & 2008	$4.63	$6.61
Performance Based Grant To Be Awarded in May 2010	Total of 2007, 2008 & 2009	$7.18	$10.25

Return on Equity
Performance Based Grant To Be Awarded in May 2007	Fiscal Year 2006	8.24%	10.30%
Performance Based Grant To Be Awarded in May 2008	Average of 2006 & 2007	9.04%	11.30%
Performance Based Grant To Be Awarded in May 2009	Average of 2006, 2007 & 2008	9.89%	12.37%
Performance Based Grant To Be Awarded in May 2010	Average of 2007, 2008 & 2009	12.43%	15.53%
In all future applicable filings, the Company proposes to set forth the current targets and the future targets that are known in a similar format as the disclosure provided above.

7.	SEC Comment: Performance targets for the performance periods through 2010 have been set by the committee. We also note that your 2007 annual incentive targets have been set. Please refer to the immediately preceding comment and clearly state your post-2006 targets, to the extent they are known. We remind you that the Compensation Discussion and Analysis should address actions regarding executive compensation that were taken after the end of your last fiscal year. Please give consideration to Instruction 2 to Item 402(b) in fashioning your disclosure pursuant to the item requirement. See Section 11.B.1 of Commission Release 33-8732A. We also refer you to the prior comment for additional instruction regarding your obligations (which include supplemental submission of detailed confidentiality

Mr. Daniel Morris
October 19, 2007

analyses as well as enhanced disclosure) should you believe that any targets may be appropriately omitted.
Response: The Company notes that the post-2006 targets are part of the Company’s incentive program and do not correspond to any financial guidance that the Company has provided to the investment community for 2007 or that the Company will provide for future years and should not be considered as statements of the Company’s expectations or estimates.
The Company’s 2006 fully diluted earnings per share was $2.90 and the Company’s 2006 return on equity was 17.84%. The long-term performance based grant threshold and target requirements are set forth below:

Performance Based Long Term Incentive	Measurement Period	Threshold	Target
Earnings Per Share
Performance Based Grant To Be Awarded in May 2007	Fiscal Year 2006	$1.18	$1.69
Performance Based Grant To Be Awarded in May 2008	Total of 2006 & 2007	$2.67	$3.82
Performance Based Grant To Be Awarded in May 2009	Total of 2006, 2007 & 2008	$4.63	$6.61
Performance Based Grant To Be Awarded in May 2010	Total of 2007, 2008 & 2009	$7.18	$10.25

Return on Equity
Performance Based Grant To Be Awarded in May 2007	Fiscal Year 2006	8.24%	10.30%
Performance Based Grant To Be Awarded in May 2008	Average of 2006 & 2007	9.04%	11.30%
Performance Based Grant To Be Awarded in May 2009	Average of 2006, 2007 & 2008	9.89%	12.37%
Performance Based Grant To Be Awarded in May 2010	Average of 2007, 2008 & 2009	12.43%	15.53%
The Human Resources Committee will consider awarding the long-term performance based grants if the Company achieves its pre-established performance goals set forth above. The calculation of this long-term performance based incentive is determined by the cumulative result of weighting the Company’s fully diluted earnings per share and the Company’s return on equity with 70% of the weighting relating to the Company’s fully diluted earnings per share figure and 30% relating to the Company’s return on equity figure. The payout range of long-term performance based incentive is from 70% of the long-term performance based incentive target if the Company’s fully diluted earnings per share and the Company’s return on equity are both at the threshold level. The 2007 long-term performance based grant was made on May 7, 2007 at 200% of the target, which is the “capped” amount established by the Human Resources Committee for awards under the long-term performance based incentive component even if the formula produces a result greater than 200%. The calculation of the 2007 long-term performance based grant is set forth below:

Mr. Daniel Morris
October 19, 2007

Actual Compared to Target Performance / Payout % per Metric Calculation

			Over	Target	% Earned	Payout %
	Actual	Target	Target	% Earned	Over Target	per Metric
Earnings Per Share	$2.90	$1.69	$1.21	100%	95.46%	195.46%

Return on Equity	17.84%	10.30%	7.54%	100%	146.41%	246.41%

					Payout =	200%
As noted on page 16 of the 2007 Proxy Statement, “For 2006 and 2007, the long-term incentive compensation target was and will be 275% of the CEO’s base salary and 150% for each of the other named executive officers.” And, as also noted on page 17 of the 2007 Proxy Statement, the Human Resources Committee has determined that 60% of the long term compensation target in effect for 2006 (and for each year through 2009) is attributable to the performance-based long term incentive component.
In all future applicable filings, the Company proposes to set forth the future targets that are known in a similar format as the disclosure provided above.
Performance-Based Restricted Stock, page 16
8.	SEC Comment: Your disclosure indicates that you will consider granting incentive awards if performance goals related to earnings per share and return on equity are satisfied. Please more fully address the discretion exercised by the compensation committee and discuss how the committee will ultimately determine whether, and how much, compensation will be awarded to the Named Executive Officers under the performance-based restricted stock program. Refer to Item 402(b)(2)(vi) of Regulation S-K.

Response: The Human Resources Committee will use the formula set forth in response to comment number 7 above to determine the long-term performance based grants. If these performance measurements are achieved, the Human Resources Committee anticipates paying to each of the Named Executive Officers the corresponding amount of performance based restricted stock. However, the Human Resources Committee has retained the right to exercise negative discretion and has not limited the circumstances in which it may exercise such negative discretion. On May 7, 2007, the Human Resources Committee determined it will not exercise negative discretion beginning in 2010 if the previously approved target financial measures are met; however, it has retained the right to exercise negative discretion for any approved financial measures that are met that are in excess of the target financial

Mr. Daniel Morris
October 19, 2007

measures. The performance based restricted stock that is awarded vests one third on each of the first, third and fifth anniversaries of the grant date if the Named Executive Officer is still employed by us on such dates.
In all future applicable filings, the Company proposes to provide similar disclosure.
Summary Compensation table, page 20
9.	SEC Comment: As noted in Section II.B.1 of Commission Release 33-8732A, the Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual Named Executive Officers. Please provide a more detailed analysis of how and why the compensation and equity awarded to Mr. Wallace differs so widely from that of the other Named Executive Officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss on an individualized basis.

Response: The Human Resources Committee follows the same processes and methods as disclosed in the Compensation and Disclosure Analysis in establishing the compensation of all other Named Executive Officers as it does in recommending to the Board of Directors the compensation package for the Chief Executive Officer and President. As disclosed on page 12 of the 2007 proxy statement, the Human Resources Committee makes a recommendation of Mr. Wallace’s compensation to the Board of Directors and the Board of Directors approves Mr. Wallace’s compensation. Mr. Wallace’s position as Chairman of the Board, Chief Executive Officer and President is compared to other Chief Executive Officers and Presidents in the compensation peer group disclosed on page 13 of the 2007 proxy statement and as noted in our response to comment number 2 above. Since as the Chief Executive Officer and President of Trinity Industries, Inc. Mr. Wallace has a unique and greater set of responsibilities as compared to the other Named Executive Officers, including having the ultimate responsibility for the overall success of the Company, the Human Resources Committee and the Board of Directors do not consider his compensation to be comparable to the compensation of the other Named Executive Officers.

In all future applicable filings, the Company proposes to set forth this concept for the differences in compensation.

10.	SEC Comment: Please disclose the allocation of perquisite under the Executive Perquisites Plan. Refer to Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K. In addition, please discuss how incremental perquisite costs are calculated and attributed to your Named Executive Officers for purposes of the Summary Compensation Table.

Mr. Daniel Morris
October 19, 2007

Response: The Executive Perquisite Plan is available in lieu of providing personal benefits for executives that are not provided to Company employees generally other than occasional de minimis items. Currently, the Executive Perquisite Plan is set at 10% of the base salary of each executive. The Executive Perquisite Plan paid 7.5% of base salary for 2004 and 2005 and 10% of base salary for 2006 and 2007. The Executive Perquisite Plan provides greater transparency, a predetermined cost and replaces traditional expenses that the Company may otherwise incur such as country club, health club, dinner or luncheon club or airport club dues and fees as well as expenses incurred for financial planning and income tax preparation. Each Named Executive Officer is required to use $6,000 of the amount received under the Executive Perquisite Plan to maintain a four door sedan, including insurance and other maintenance, and to forego reimbursement for the first 10,000 business miles annually. In 2006, no executive received reimbursement for mileage in excess of 10,000 miles.
As set forth in the “All Other Compensation Table” and the “Discussion Regarding Summary Compensation Table and Grants of Plan-Based Awards Table” of the 2007 proxy statement, (i) Mr. Wallace also received $19,301 in perquisites for personal use of the Company’s aircraft (personal use of the Company’s aircraft by Mr. Wallace is required by the Board of Directors for security purposes and the amount attributable to Mr. Wallace is calculated using the aggregate incremental cost method), automobile maintenance service, personal use of the Company courier and home computer assistance from the Company’s technology department and (ii) Mr. Menzies received $37,661 in perquisites for commuting expense in connection with his commuting from Chicago, Illinois to Dallas, Texas and for automobile maintenance service. Other than with respect to Mr. Wallace’s personal use of the Company’s aircraft, the perquisites received by Mr. Wallace and the perquisites received by Mr. Menzies were calculated based on actual cost incurred by the Company.
In all future applicable filings, the Company proposes to provide similar information regarding the Executive Perquisite Plan and other perquisites.
Nonqualified Deferred Compensation, page 27
11.	SEC Comment: Pursuant to the Instruction to paragraph (i)(2) of Item 402 of Regulation S-K, please include a footnote quantifying the extent to which amounts reported in “Aggregate Balance December 31, 2006” previously were reported as compensation to the named executive officer in the registrant’s Summary Compensation Table for prior years.

Mr. Daniel Morris
October 19, 2007

Response: Below is the footnote quantifying the extent to which the amounts reported in “Aggregate Balance December 31, 2006” previously were reported as compensation for the Named Executive Officers:
The Nonqualified Deferred Compensation Table column styled “Aggregate Balance at Last Fiscal Year End” includes the following amounts which were reported as compensation to the named executive officer in the Summary Compensation Table for 2006:
(1)	Includes an amount equal to ten percent of the salaries and incentive compensation set aside pursuant to the Deferred Compensation Plan for Messrs. Wallace $302,940, McWhirter $85,985, Stiles $120,635, Menzies $102,668 and Graham $94,771.

(2)	Includes matching amounts under the Company’s Supplemental Profit Sharing Plan for Messrs. Wallace $60,677, McWhirter $16,188, Stiles $6,973 and Graham $33,591.

(3)	Includes salary and incentive deferrals to the Company’s Supplemental Profit Sharing Plan for Messrs. Wallace $171,495, McWhirter $18,007, Stiles $10,105 and Graham $19,887.
Potential Payments Upon Termination or Change in Control, page 28
12.	SEC Comment: Where appropriate, please describe and explain how the appropriate payment and benefit levels are determined for purposes of termination and severance packages. See paragraphs (b)(I)(v) and (j)(3) of Item 402 of Regulation S-K. Also please disclose how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Response: On page 18 of the 2007 proxy statement, there is the following statement: “We consider the compensation that would be payable under the agreement upon termination following a change in control to be appropriate in light of the unique mix of the industries we are engaged in, the limited number of companies in many of those industries, and the uncertain length of time necessary to find new employment.”

In all future applicable filings, the Company proposes to add the following disclosure: “The level of payments and benefits provided under the executive severance agreements were considered to be appropriate.” In connection with its 2007

Mr. Daniel Morris
October 19, 2007

engagement, one of our compensation consultants is reviewing our severance agreements. The Company proposes to provide disclosure in all future applicable filings with respect to any modifications that are made to our executive severance agreements.
These benefits are recognized as part of the overall compensation package and are reviewed periodically, but are not specifically considered by the Human Resources Committee when making changes in base salary or short-term or long-term incentive compensation.
13.	SEC Comment: We direct you to Item 402(j)(1) of Regulation S-K and note that you appear to have omitted discussion of the definitions of key terms of the Executive Severance Agreement. Please concisely define terms such as “cause”, “good reason” and “change in control.”

Response: In all future applicable filings, the Company proposes to add definitions of “cause,” “good reason” and “change in control,” including any modifications that are made later in 2007 to comply with Section 409A of the Internal Revenue Code.

14.	SEC Comment: Please consider adding a column or row to aggregate the amount of benefits named executive officer would receive upon the occurrence of each of the events disclosed.

Response: In all future applicable filings, we propose to add a column or row to aggregate the amount of benefits a named executive officer would receive upon the occurrence of each of the events disclosed.
Transactions with Related Persons, page 32
15.	SEC Comment: Please provide additional disclosure regarding the review standards to be applied by the Corporate Governance and Directors Nominating Committee. Refer to Item 404(b)(I)(ii) of Regulation S-K.

Response: In reviewing Related Persons Transactions under the Policy and Procedures for the Review, Approval and Ratification of Related Person Transactions, the Corporate Governance and Directors Nominating Committee, or the chair of such committee, as applicable, shall consider all relevant facts and circumstances available, including, but not limited to: (i) the benefits to the Company of the Related Person Transaction; (ii) the impact of a director’s independence if the related person is a director, an immediate family member of a director or an entity in which a director is a partner, shareholder or executive officer; (iii) the availability of

Mr. Daniel Morris
October 19, 2007

other sources for comparable products and services; (iv) the terms of the transaction; and (v) the terms available to unrelated third parties or employees generally. After review of such information, the Corporate Governance and Directors Nominating Committee, or the chair of such committee, as applicable, may approve the Related Person Transaction if the committee or the chair, as applicable, concludes in good faith that the Related Person Transaction is in, or is not inconsistent with, the best interests of the Company and its stockholders.
In all future applicable filings, the Company proposes to include such standards.
Enclosed herewith is a statement from the Company regarding (i) its responsibility for the adequacy and accuracy of the disclosure in the filing, (ii) the fact that the staff’s comments or changes in response to staff comments do not foreclosure the SEC for taking action with respect to the filing; and (iii) the fact that the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Please let me know if you have any further questions after reviewing the Company’s responses. You can reach me at 214.651.5587.
Very truly yours,
/s/ W. Scott Wallace
W. Scott Wallace
Direct Phone Number: 214.651.5587
Direct Fax Number: 214.200.0674
scott.wallace@haynesboone.com

cc:	Timothy R. Wallace
Theis Rice Paul Jolas

[Trinity Industries, Inc. Letterhead]
October 19, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	Trinity Industries, Inc. Definitive 14A Filed April 5, 2007 File No. 001-06903
Ladies and Gentlemen:
As requested in the letter dated August 21, 2007 containing comments from the staff of the Securities and Exchange Commission (the “SEC”) relating to the above-referenced filing, Trinity Industries, Inc. (“Trinity”) hereby acknowledges the following:
(1)	Trinity is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	comments from the SEC staff or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filing; and

(3)	Trinity may not assert SEC staff comments as a defense to any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Very truly yours,
TRINITY INDUSTRIES, INC.

By:	/s/ Timothy R. Wallace

Name: Timothy R. Wallace
Title: Chairman, President & Chief Executive Officer